May 11, 2005

VIA EDGAR AND OVERNIGHT MAIL

Mr. Steven Jacobs
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Online Resources Corporation
Form 10-K for the year ended December 31, 2004
File No. 000-26123

Dear Mr. Jacobs:

     Attached please find Online Resources Corporation’s (“Online Resources” or the “Company”) responses to the comments in your letter dated April 29, 2005 regarding the Company’s Annual Report on Form 10-K for the year ending December 31, 2004 filed with the Securities and Exchange Commission (the “Commission”). The comments in your letter are reproduced below, together with our responses thereto.

Form 10-K for the year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Costs and Expenses, page 29

1.	COMMENT: Please tell us how you considered the disclosure requirements in Item 10(e)(1)(i) of Regulation S-K when presenting recurring revenues, recurring costs of revenues, and recurring gross profit. Notwithstanding, please advise us how you concluded that these measures are appropriate in light of the restrictions of Item 10(e)(1)(ii)(B) of Regulation S-K.

RESPONSE: Like other companies in its sector, the Company provides investors with recurring revenue, cost and gross margin metrics in its press releases, conference calls and investor presentations. As a preponderance of investors cite the recurring nature of the

Online Resources Corporation

May 11, 2005

Company’s business as one of the primary reasons for owning its stock, the Company believes that these metrics are of significant value to the reader. The Company has not reconciled these metrics to comparable GAAP measures as required under Item 10(e)(1)(i) of Regulation S-K, as it believes that there are no comparable GAAP measures that can be presented. By definition, these metrics are made up of a reconcilable piece, recurring revenue or cost, and an unreconcilable piece, the number of users. The necessary inclusion of the number of users makes these metrics, in whole, not reconcilable. They are, however, calculable, and the Company has provided definitions for each metric in the footnotes to the tables in which they are presented, which allow the reader to do so.

With regard to the restrictions of Item 10(e)(1)(ii)(B) of Regulation S-K, these metrics are provided solely in an effort to inform the reader regarding the drivers of the Company’s business. The Company believes that these metrics can be appropriately provided as they are properly operating ratios and statistical measures as provided under Item 10 (e)(4), not measures of financial performance.

2.	COMMENT: We noted the $2.2 million termination payment received from Cal Fed in 2003. What factors were used to determine this was a nonrecurring fee for the purposes of adjusting GAAP measures. In addition what other termination fees were received in 2004 and 2003 and were they considered recurring or nonrecurring (see “Relationship Management Services” page 28 and “Professional Services and Other” page 29).

RESPONSE: The $2.2 million termination payment received from Cal Fed was considered nonrecurring because of three factors. First, it was received from a significant client, second, it was received as a result of the early termination of a client contract, and third, it was material relative to both the total amount of revenue received in 2003 and the average annual early termination fees received by the Company.

Though the early termination of a contract is not an event that drives the Company’s business, it does occur periodically. It is unique in the history of the Company, however, to receive a termination fee of the size received from Cal Fed. Cal Fed was a significant customer since it represented 15% of the Company’s revenues at the time of its contract termination. By comparison, no single financial institution client currently represents more than 4% of revenue. In discussing growth in year-over-year revenue, the Company did not adjust GAAP measures for the non-Cal Fed early termination fees received during 2004 and 2003, because they were not received from significant clients, were not material to total revenues for the periods and were relatively comparable between the periods. After excluding the $2.2 million early termination fee received from Cal Fed in the 2003 period, the remaining termination fees of $0.6 million in 2003 were not materially different from the termination fees of $0.8 million received in 2004. As such, the Company considered only the $2.2 million termination fee received from Cal Fed to be non-recurring for purposes of year-over-year revenue comparisons.

Online Resources Corporation

May 11, 2005

Note 2. Summary of Significant Accounting Policies, page 45

Recognition of Amounts from Outstanding Bill Payment Checks, page 48

3.	COMMENT: Please supplementally tell us how you considered the criteria in paragraph 16 of SFAS 140 in recognizing income for outstanding bill payment checks. Based upon your disclosure, it does not appear that you have been legally released from these obligations.

RESPONSE: The Company does not believe SFAS 140 is applicable to its business as it does not provide transfers or servicing of financial assets that fall under the scope of SFAS 140. The Company is merely a payment transmitter who enables customers of its financial institution clients to execute bill payment transactions with funds obtained from the customers’ accounts. At all times, the Company maintains the obligation to settle or resolve all bill payment transactions presented to it for execution. As a payment transmitter, the Company is not a debtor. Therefore, there is no derecognition of any liability under paragraph 16 of SFAS 140.

When a bill payment request is made to our financial institution client by its consumer or small business customer, the Company debits the requested amount from the customer’s account and makes the payment. These payments can be made either electronically or by check. While electronic payments are almost always completed promptly, this is not always true of payments made by check. On occasion, a recipient of a bill payment check does not either promptly or ever deposit the payment sent to it, and those funds remain in a clearing account controlled, but not owned, by the Company. If a payment exceeds $200, the Company researches the payment in an attempt to complete the transaction. Payments below $200 are not researched because it is commercially impractical to incur the expenses that would be required to research these smaller payments. Obstacles also exist to reversing the transactions, including the unwillingness of the Company’s financial institution clients to accept a return of the funds because of the administrative costs that the financial institutions would incur in attempting to locate payors.

Over time, the undeposited payments create an accumulation of funds in the clearing account from which bill payments are processed. These accumulated funds have no practical disposition as the payor considers the obligation paid while the recipient does not consider the obligation outstanding. To address this accumulation of funds, the Company has determined its best option is to assume ownership of the funds associated with a failed bill payment after one year or two years, based upon the size of a payment. When it acquires the funds, the Company records the receipt as a credit to its payment costs and a debit to cash. The Company also assumes the financial liability for the payment without any limitation, thereby becoming primarily liable for the bill payment. Because of this liability assumption, the Company creates a reserve for its estimate of the potential liability based upon its bill payment experience. Over 10 years of bill paying experience has demonstrated the adequacy of the reserve that has been established for this purpose.

Online Resources Corporation

May 11, 2005

Accordingly, there is no derecognition of any liability, but there is the incurrence of a potential liability for which a reserve has been created on the Company’s balance sheet.

Note 3. Acquisition, page 50

4.	COMMENT: Please supplementally advise us and disclose in future filings, the primary reasons for the acquisition and factors that contributed to a purchase price with significant amounts of goodwill. Please explain your methodology for allocating the purchase price and why you have not recorded any marketing-related intangible assets, such as tradenames and domain names, or contract-based intangible assets, such as service agreements or lease agreements. Refer to paragraphs 39 and A14 of SFAS 141. Additionally, please advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

RESPONSE: The Company’s primary reasons for acquiring Incurrent Solutions, Inc. (“Incurrent”) were to 1) allow the Company to enter a complementary vertical market, 2) exploit potential product and customer synergies between the companies, and 3) acquire management for that business line. The value of this acquisition to the Company was not in the customers, technologies or products that existed at the date of acquisition, but in what the Company could create by marketing new products to the card issuer community and through layering its technology onto the Incurrent platform.

In valuing this acquisition, the Company considered all intangibles, and both the customer list and acquired technology met the criteria for recognition apart from Goodwill under A14 of FAS 141. The acquired company lacked significant intangible assets other than its customer list, technology and employee base. Identified values were assigned for the customer list and technology and the identified value assigned to the employee base was properly included in goodwill. No other significant intangible assets were identified or included in goodwill.

The Company engaged a qualified, independent valuation firm to identify and value any intangible assets acquired in the Incurrent transaction. That firm’s conclusion was that the only intangible assets of value were the customer list and technology. The Company reviewed and agreed with both the valuation firm’s methodology and its assessment of asset type and resulting value.

The Company agrees that it will include expanded disclosure regarding its acquisition of Incurent, including the primary reasons for the acquisition and the factors contributing to allocation of the purchase price, in future quarterly and annual filings.

Certifications, exhibits

5.	COMMENT: Pursuant to Rule 13a-14(a) of the Exchange Act, please revise your certifications filed as Exhibits 31.1 and 31.2, to reflect the language required by Item 601(b)(31) of Regulation S-K.

Online Resources Corporation

May 11, 2005

RESPONSE: The Company has identified gaps between the certifications filed as Exhibits 31.1 and 31.2 and has made revisions to reflect the language required by Item 601(b)(31) of Regulation S-K. (see Exhibits 31.1 and 31.2, attached). The Company also agrees that upon receiving the Commission’s concurrence on the revised certifications, or unless informed otherwise, it will amend its 2004 Form 10-K to include the revised certifications.

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call me at (703) 653-3100 with any comments or questions regarding this letter or the proposed revised certifications.

Very truly yours,

Catherine A. Graham
Executive Vice President and Chief Financial Officer

cc:	Monica Y. Brame, Staff Accountant, Division of Corporate Finance
Securities and Exchange Commission
Matthew P. Lawlor, Chairman and Chief Executive Officer,
Online Resources Corporation
Mark J. Wishner, Esq.,
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey Fialko, Esq.,
Ernst & Young, LLP

Exhibit 31.1

I, Matthew P. Lawlor, certify that:

1.	I have reviewed this ~~annual~~  report on Form 10-K of Online Resources Corporation;

2.	Based on my knowledge, this ~~annual~~ report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this ~~annual~~ report;

3.	Based on my knowledge, the financial statements, and other financial information included in this ~~annual~~ report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this ~~annual~~ report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;~~Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation: and~~

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation: and~~Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected or is reasonably likely to materially affect the registrant’s internal control over financial reporting; and~~

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrants fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or nor material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 15, 2005	By: /s/ Matthew P. Lawlor

Matthew P. Lawlor Chairman and Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

I, Catherine A. Graham, certify that:

1.	I have reviewed this ~~annual~~ report on Form 10-K of Online Resources Corporation;

2.	Based on my knowledge, this ~~annual~~ report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this ~~annual~~ report;

3.	Based on my knowledge, the financial statements, and other financial information included in this ~~annual~~ report, fairly presents in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this ~~annual~~ report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;~~Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation: and~~

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation: and~~Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected or is reasonably likely to materially affect the registrant’s internal control over financial reporting; and~~

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrants fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or nor material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 15, 2005	By: /s/ Catherine A. Graham

Catherine A. Graham Executive Vice President and Chief Financial Officer (Principal Financial Officer)